SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), held on December 12, 2007, drawn up in summary form.

1.
Date, time and venue: On December 12, 2007, starting at 6:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co- Chairmen, and Messrs. Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Closing of Share Buyback Program. To approve the closing of the share buyback program launched on August 20, 2007, and which has achieved approximately 94.08% of its financial volume.

4.2. Share Buyback Program: To approve, pursuant to Article 25, “u” of the Company’s Bylaws, Article 30, Paragraph 1, “b” of Law No. 6,404/79 and CVM Instruction No. 10/80, as amended, a share buyback program, for maintenance in treasury and/or cancellation or subsequent disposition, during the next three-hundred and sixty (360) days, ending on December 6, 2008, subject to the threshold of 10% of each share class held in treasury, pursuant to Article 3 of the aforementioned CVM Instruction. Currently there are 33,919,924 common shares and 146,912,969 preferred shares issued by the Company outstanding. The acquisition shall be performed through a debit to the Capital Reserve accounts booked in the balance sheet as of December 31, 2006, up to the aggregate amount of five hundred million reais (R$500,000,000.00), subject to the provisions of Articles 7 and 12 of CVM Instruction No. 10/80. The following financial institutions will act as brokers for this transaction: (i) Deutsche Bank - Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Rua Alexandre Dumas, nº 2.200, 1º andar, CEP: 04717-910; (ii) Santander Brasil S.A. CCVM, located in the City of São Paulo, State of São Paulo, at Rua Amador Bueno, nº 474, Bloco C, 3º andar; (iii) Bradesco S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Ipiranga, nº 282, 11º andar; (iv) Itaú Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Av. Engenheiro Armando de Arruda Pereira, nº 707, 15º andar; (v) Fator S.A. Corretora de Valores, located in the City of São Paulo, State of São Paulo, at Rua Renato Paes de Barros, nº 1017, 11º andar; (vi) Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., located in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, nº 300, 6º andar, Botafogo, CEP 22250-040; (vii) Merrill Lynch S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 3400, 18º andar, CEP 04538-132; (viii) JPMorgan CCVM S/A, located in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 3729, 13º andar, CEP 04538-905; (ix) Hedging Griffo Corretora de Valores, located in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitscheck, nº 1830, Torre 4, 7º andar, CEP 04543-900; (x) Itau Securities Inc., located in the City of New York, at 540 Madison Avenue, 23º andar, NY, Zip Code 10022; and (xi) Agora Securities Corp., located in the City of New York, at 110 East 55th Street 18° andar, NY, Zip Code 10022.

4.2.1. To authorize as an alternative mean to buyback its shares, based on a report prepared by the Executive Board of the Company, the negotiation of call and put options of shares issued by the Company, according to CVM Instruction No. 390/03. The trades may be carried out during the next one hundred and eighty (180) days, under the following conditions:

4.2.2. The amount of options to be issued or acquired multiplied by the respective exercise price and the aggregate price of the Company's shares acquired through the form described above shall not exceed, in the aggregate, the amount allocated to the buyback, by the Company, of its own shares provided for therein.

4.2.3. The options issued or negotiated shall have a maximum expiration term of three hundred and sixty (360) days as from each transaction date.

4.2.4. Exercise price of issued options and their form of settlement shall be defined from time to time by the Board of Directors based on the expiration term of each series and financial models applicable in such cases.

4.2.5. The premiums paid or received upon the issuance or trade of options shall be allocated to the reserve account of the Company, according to the provisions of Article 5 of CVM Instruction No. 390/03.

4.2.6. The Company shall not hold in treasury any Company shares in an amount in excess of 10% of each class of outstanding shares, pursuant to the provisions of Article 3 of CVM Instruction No. 10/80, as amended by CVM Instruction No. 268/97, and Article 3, I, of CVM Instruction No. 390/03.

4.2.7. The financial institutions that will act as intermediaries in the performance of the transaction mentioned by this resolution shall be those listed above.

4.2.8. It is hereby authorized the performance of other transactions involving shares or options of Company’s shares with the purpose of protecting against or reverting open positions in options.

4.2.9. Other restrictions provided for in Article 3 of CVM Instruction No. 390/03 shall apply.

4.2.10. It is hereby informed that currently there are no open call and/or put options of the Company’s shares, other than the program approved today and of those in existence due to the Stock Option Plans of the Company approved by the General Shareholders’ Meeting in favor of senior employees and executives of the Company and its directly or indirectly controlled companies.

4.2.11. The Board of Directors determines the Executive Board to suspend trading until this resolution is disclosed as established in the Manual of Disclosure and Use of Information and Policy on Trading with Securities Issued by AmBev.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures - Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messers. Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secretary: Pedro de Abreu Mariani.

São Paulo, December 12, 2007.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Carlos Alberto da Veiga Sicupira	/s/ Vicente Falconi Campos

/s/ Roberto Herbster Gusmão	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Johan M. J. J. Van Biesbroeck

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13th, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations